INVESTMENT MANAGEMENT LIABILITY SOLUTIONS
GENERAL TERMS AND CONDITIONS
THIS POLICY APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD. CLAIMS MUST BE REPORTED TO THE COMPANY IN ACCORDANCE WITH SECTION V. DEFENSE COSTS ARE WITHIN THE LIMITS OF LIABILITY.
PLEASE REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.
Terms in bold face type have special meaning. See the definitions sections of this Policy.
The Insurer and the Insureds agree as follows, in consideration of the payment of the premium and in reliance upon all statements made in the Application furnished to the Insurer designated in the Declarations, a stock insurance corporation, hereafter called the "Insurer."
I.	TERMS AND CONDITIONS

Except for the General Terms & Conditions or unless stated to the contrary in any Coverage Part, the terms and conditions of each Coverage Part of this Policy apply only to that Coverage Part and shall not apply to any other Coverage Part of this Policy. Any defined term referenced in the General Terms & Conditions but defined in a Coverage Part shall, for purposes of coverage under that Coverage Part, have the meaning set forth in that Coverage Part. If any provision in the General Terms & Conditions is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of coverage under that Coverage Part.
II.	DEFINITIONS

Application means all signed applications, any attachments to such applications, other materials submitted therewith or incorporated therein, and any other documents submitted in connection with the underwriting of this Policy by the Insurer, or any other policy underwritten by the Insurer or its affiliates of which this policy is a direct or indirect renewal or replacement. Application also means any public documents filed by the Insured Entity prior to inception of this Policy, with any federal, state, local or foreign regulatory agency (including, but not limited to the Securities and Exchange Commission).
Claim means:
1.	a written demand for monetary damages or non-monetary relief;
2.	a civil proceeding in a court of law or equity or an arbitration; or
3.	a criminal proceeding.
including, with respect to 2 and 3 above, any appeal therefrom.

A Claim also includes a formal regulatory proceeding (civil, criminal or administrative) against or formal investigation of an Insured.

Defense Costs means reasonable and necessary fees costs and expenses, consented to by the Insurer (such consent not to be unreasonably withheld) and incurred by the Insureds in the investigation, adjustment, defense or appeal of any covered Claim, and includes premium for appeal bonds, attachment bonds or similar bonds arising out of a covered judgment. The Insurer has no obligation to provide such bonds. Defense Costs shall not include salaries, wages, fees, overhead or benefit expenses associated with the directors, officers, and employees of the Insured Entity.

Domestic Partner means any person qualifying as such under any federal, state or local laws or under the Insured Entity's employee benefit plans.

Employee means any past, present or future full-time, part-time, seasonal or temporary employee of any Insured Entity other than a Service Provider. Employee does not include any Executive.

Employment Practices Claim means a Claim against any Executive or Employee alleging any Wrongful Employment Practice.

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ERISA or any Similar Act means the Employee Retirement Income Security Act of 1974, as amended, or any similar common or statutory law of the United States, Canada or their states, territories or provinces or any other jurisdiction anywhere in the world.

Executive means any natural person who is a past, present or future:
1.
duly elected or appointed director, officer, trustee or governor of a corporation, management committee member of a joint venture, member of the board of managers of a limited liability company, general partner of an entity structured as a limited partnership, or partnership manager of a general partnership;

2.
official in an entity organized and operated in a jurisdiction other than the United States or any of its territories or possessions who is holding a position that is equivalent to an executive position listed in 1; or

3.	In-House General Counsel, Chief Compliance Officer, or Risk Manager (or equivalent position) of the Named Insured.

Financial Insolvency means, with respect to the Insured Entity:
1.
the appointment of a receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such Insured Entity, or such Insured Entity becoming a debtor in possession; and

2.	the inability of such Insured Entity, financially or under applicable law, to advance Defense Costs or indemnify the Insured Persons for Loss.

Hedge Fund means any hedge fund named in the Schedule of Hedge Funds Endorsement to the Policy and its:
1.	entity general partner or entity managing general partner if organized as a partnership;
2.	entity managing member if organized as a limited liability company.

including any such organizations as a debtor-in-possession under United States Bankruptcy Law or an equivalent status of the law of any other country.
Insured means the Insured Person and Insured Entity.
Insured Entity shall have the meaning assigned to that term under any Coverage Part designated as "Included" in Item 6.b.of the Declarations and attached hereto.

Insured Person shall have the meaning assigned to that term under any Coverage Part as "Included" in Item 6.b. of the Declarations and attached hereto.

Interrelated Wrongful Acts means any Wrongful Acts which are logically or causally connected by reason of any common fact, circumstance, situation, transaction or event.

Investment Adviser means the Named Insured and any Subsidiary, including such company as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

Loss means damages, settlements, judgments (including any award of pre-judgment and post-judgment interest on a covered judgment) and Defense Costs for which the Insured is legally obligated to pay on account of a covered Claim.
However, Loss shall not include:
1.	criminal or civil fines, penalties or taxes imposed by law;
2.	matters which may be deemed uninsurable under the law pursuant to which this Policy shall be construed;
3.	any amount for which an Insured is absolved from payment by reason of any covenant, agreement or court order; or
4.	the payment of any dividends or other distributions of corporate profits of the Insured Entity to any shareholder of the Insured Entity.
Notwithstanding the foregoing paragraph, Loss shall include (subject to this Policy's other terms, conditions and limitations, including but not limited to exclusions relating to profit or advantage, deliberate fraud or deliberate criminal acts), punitive, exemplary and multiplied damages. Enforceability of this paragraph shall be governed by such applicable law that most favors coverage for such punitive, exemplary and multiple damages.

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In the event of a Claim alleging that the price or consideration paid or proposed to be paid for the acquisition or completion of the acquisition of all or substantially all the ownership interest in or assets of an entity is inadequate, Loss with respect to such Claim shall not include any amount of any judgment or settlement representing the amount by which such price or consideration is effectively increased; provided, however, that this paragraph shall not apply to Defense Costs or to any Non-Indemnifiable Loss in connection with such Claim.
Management Control means:
1.
owning interests representing more than 50% of the voting, appointment or designation power for the selection of a majority of: the Board of Directors of a corporation; the management committee members of a joint venture; or the members of the management board of a limited liability company, the general partners of a limited partnership or the partnership managers of a general partnership;

2.
having the right, pursuant to written contract or the by-laws, charter, operating agreement or similar documents of an Insured Entity, to elect, appoint or designate a majority of: the Board of Directors of a corporation; the management committee members of a joint venture; or the members of the management board of a limited liability company, the general partners of a limited partnership or the partnership managers of a general partnership.

Fund means Mutual Fund or Hedge Fund, as those terms are defined in their respective coverage parts

Mutual Fund means:

1.	any investment company registered under the Investment Company Act of 1940 which exists as of the effective date of the Policy and is named in the Schedule of Mutual Funds Endorsement to the Policy;
2.	any series or portfolios of such investment company as defined in paragraph (a) above, existing as of the effective date of the Policy or created during the Policy Period; and
3.
subject to the provisions of Section XIV, any investment company registered under the Investment Company Act of 1940, including any series or portfolios of such investment company, created or sponsored by the Named Insured after the effective date of the Policy.

Named Insured means the company named in Item 1. of the Declarations, including such company as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.
Non-Indemnifiable Loss means Loss which an Insured Entity fails or refuses to indemnify an Insured Person:
1.	because of Financial Insolvency; or
2.	because it is not permitted to indemnify pursuant to law or contract or the charter, bylaws, operating agreement or similar documents of an Insured Entity.

Policy Period means the period from the effective date of this Policy to the Policy expiration date stated in Item 2 of the Declarations, or its earlier cancellation date.
Pollutants means any substance exhibiting hazardous characteristics as is or may be defined or identified on any list of hazardous substances issued by the United States Environmental Protection Agency or any state, local or foreign counterpart. Pollutants also means, without limitation, any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste (including materials to be recycled, reconditioned or reclaimed), as well as any air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos, or asbestos products or any noise.
Service Provider means any entity named in the Schedule of Service Providers Endorsement to the Policy in the insured capacity detailed in that endorsement.
Subsidiary means:
1.	any entity in which the Named Insured has Management Control directly or indirectly through one or more other Subsidiaries:
a.	on or before the effective date of this Policy; or
b.
after the effective date of this Policy by reason of being created or acquired by the Insured Entity after such date, if and to the extent coverage with respect to the entity is afforded pursuant to Section XIV; or

2.	any not-for-profit entity under section 501(c) (3) of the Internal Revenue Code of 1986 (as amended) sponsored exclusively by the Insured Entity.

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Takeover means:
1.	the acquisition by another entity or person, or group of entities or persons acting in concert, of:
a.	or control of voting stock of the Named Insured resulting in the ownership or control of more than 50% of the voting stock of the Named Insured; or,
b.
assets of the Named Insured resulting in the ownership of more than 50% of the total consolidated assets of the Named Insured as of the date of the Named Insured's most recent audited consolidated financial statement prior to such acquisition;

2.	the merger of the Named Insured into another entity such that the Named Insured is not the surviving entity;
3.	the consolidation of the Named Insured with another entity.

Wrongful Act shall have the meaning assigned to that term under any Coverage Part designated as "Included" in Item 6.b. of the Declarations and attached hereto.
Wrongful Employment Practice means any Wrongful Act constituting or relating to:
1.	wrongful dismissal or discharge or termination of employment, whether actual or constructive;
2.	employment-related misrepresentation;
3.
violation of any federal, state or local laws (whether common-law or statutory) concerning employment or discrimination in employment, including but not limited to the Americans with Disabilities Act of 1992, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964 and the Civil Rights Act of 1866;

4.	sexual harassment or other unlawful harassment;
5.	wrongful deprivation of career opportunity, failure to grant tenure, demotion, or failure to employ or promote;
6.	wrongful discipline;
7.	retaliation;
8.	negligent evaluation of employees;
9.	failure to adopt adequate workplace or employment policies and procedures;
10.	employment-related defamation, humiliation or invasion of privacy; or
11.
with respect to any of the foregoing items (1) through (10) of this definition: negligent hiring, retention, training or supervision, infliction of emotional distress, failure to provide or enforce adequate or consistent corporate policies and procedures, or violation of an individual's civil rights;

but only if such Wrongful Employment Practice relates to an Employee of or an applicant for employment with an Insured Entity other than a Service Provider, whether committed directly, indirectly, intentionally or unintentionally..
III.	LIMIT OF LIABILITY/RETENTION/PRESUMPTIVE INDEMNIFICATION
1.	Aggregate Limit of Liability Each Coverage Part

The amount stated in Item 6 of the Declarations as the Coverage Part aggregate Limit of Liability with respect to each Coverage Part shall be the aggregate Limit of Liability of the Insurer under such Coverage Part for all Loss arising out of all Claims first made against the Insureds during the Policy Period and the Extended Reporting Period (if applicable). In the event more than one Coverage Part applies to Loss arising from a Claim, the Limit of Liability available for such Claim shall not exceed the largest applicable Coverage Part aggregate Limit of Liability.
2.	Policy Level Aggregate Limit of Liability

Each Coverage Part aggregate limit of liability shall be part of, and not in addition to, the amount stated in Item 6 of the Declarations as the Policy aggregate Limit of Liability for all Loss arising out of all Claims first made against the Insureds during the Policy Period and the Extended Reporting Period (if applicable).
Defense Costs are part of Loss, and as such are subject to the Limit of Liability for Loss for each Coverage Part and the Policy.

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3.	Retention

The Insurer shall only be liable for the amount of Loss arising from each Claim which is in excess of the applicable Retention amount stated in Item 7 of the Declarations for the applicable Coverage Part. The Retention amount shall apply to Loss arising from each Claim and from all Claims alleging the same Wrongful Act or Interrelated Wrongful Acts. The Retention shall be uninsured. The Insurer will have no obligation to pay all or any portion of any applicable Retention. In the event more than one Retention applies to Loss arising from a Claim, the total Retention amount applied shall not exceed the largest of such applicable Retentions.
4.	Presumptive Indemnification

If the Insured Entity fails or refuses to indemnify an Insured Person for Loss, other than Non- Indemnifiable Loss, or to advance Defense Costs to the fullest extent permitted by law, then any payment by the Insurer of such Loss or such Defense Costs, shall be subject to the retention amounts stated in Item 7. of the Declarations. No Retention applies with respect to Non-Indemnifiable Loss.
IV.	SETTLEMENT/DEFENSE OF CLAIMS/ ALLOCATION OF LOSS/ADVANCEMENT OF DEFENSE COSTS
1.	Settlement/Insurer's Consent

The Insureds shall not admit or assume any liability, consent to any judgment, agree to any settlement or make any settlement offer without the Insurer's prior written consent, such consent not to be unreasonably withheld. The Insurer shall not be liable for any Loss incurred by an Insured to the extent the Loss results from such Insured admitting liability, consenting to any judgment, agreeing to any settlement or making any settlement offer without the Insurer's prior written consent. The Insureds agree that they shall not knowingly take any action which increases the Insurer's exposure for Loss under this Policy.
Notwithstanding the above, if the Insureds are able to settle all Claims which are subject to a single Retention for an aggregate amount, including Defense Costs, not exceeding such Retention, the Insurer's consent shall not be required for the settlement of such Claims.
2.	Defense of Claims

The Insureds and not the Insurer have the duty to defend Claims. The Insurer shall be entitled to effectively associate in the defense and the negotiation of any settlement of any Claim that involves or appears reasonably likely to involve the Insurer.
3.	Allocation of Loss

If a Claim made against the Insureds includes both covered and uncovered matters or if a Claim is made against Insureds who are extended coverage therefor and others (including the Insured Entity) who are not extended coverage therefor, the Insureds agree that there must be an allocation between insured and uninsured loss. The Insureds and the Insurer shall exert their best efforts to agree upon a fair and proper allocation between insured and uninsured loss.
4.	Conditions for Advancement of Defense Costs

The Insurer, on behalf of the Insureds, shall advance Defense Costs no later than ninety (90) days after the receipt by the Insurer of itemized bills in excess of the applicable Retention. However, advancement of Defense Costs shall be subject to the following conditions:
a.	if the Insureds and the Insurer agree on an allocation of insured and uninsured Defense Costs, the Insurer shall advance the amount of insured Defense Costs;
b.
if the Insureds and the Insurer cannot, after exerting their best efforts, agree on an allocation of insured and uninsured Defense Costs, the Insurer then shall advance the percentage of Defense Costs which

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the Insurer states to be fair and proper until a different allocation is agreed upon or determined pursuant to the provisions of this Policy and applicable law;
c.	the Insureds shall provide a written undertaking satisfactory to the Insurer to repay the Insurer any Defense Costs finally established not to be insured; and
d.	any allocation or advancement of Defense Costs shall not apply to or create any presumption with respect to the allocation of other Loss.

V.	REPORTING/DATE OF CLAIM/INTERRELATED CLAIM CLAUSE
1.	Notice of Claim

The Insureds shall, as a condition precedent to the obligations of the Insurer under this Policy give written notice to the Insurer of a Claim as soon as practicable after the Named Insured's General Counsel, Chief Compliance Officer or Risk Manager (or equivalent position) first become aware of such Claim, but in no event later than thirty (30) days after the end of the Policy Period or the Extended Reporting Period, if applicable.
2.	Notice of Circumstance

If, during the Policy Period or Extended Reporting Period, if applicable, the Insureds first become aware of facts or circumstances which may reasonably be expected to give rise to a Claim and during such period give written notice to the Insurer of:
a.	the Wrongful Act allegations anticipated as the basis of the potential Claim, and the names of the potential claimants;
b.	the identity of the specific Insureds allegedly responsible for such specific Wrongful Act;
c.	the consequences which have resulted or may result from such specific Wrongful Act;
d.	the nature of the potential monetary damages or non-monetary relief which may be sought in consequence of such specific Wrongful Act; and
e.	the circumstances by which the Insureds first became aware of such specific Wrongful Act;
then any- Claim otherwise covered pursuant to this Policy which is subsequently made and which arises out of such Wrongful Act shall be deemed to have been first made against the Insureds and reported to the Insurer by the Insureds at the time such written notice was received by the Insurer. No coverage is provided for fees and expenses incurred prior to the time such notice results in a Claim.
3.	When a Claim is Deemed Made

Except as provided in 2. above, a Claim shall be deemed made:

a.	in the case of a written demand for monetary damages or non-monetary relief, on the Insured's or Insurer's receipt of notice of such demand;
b.
in the case of a civil proceeding in a court of law or equity or arbitration, the date of service upon or other receipt by any Insured of a complaint against the Insured in such proceeding or arbitration;

c.	in the case of a criminal proceeding, on the date of the return of an indictment, information or similar document against the Insured;
d.
in the case of a regulatory proceeding (civil, criminal or administrative) against or an investigation of an Insured on the earliest of the date of service upon or other receipt by the Insured of a complaint or similar document against the Insured, a notice of charges against the Insured or written notice or subpoena from the regulatory of investigating authority identifying such Insured as an individual or entity against whom a regulatory or investigative proceeding may be commenced.

4.	Interrelated Claims

More than one Claim involving the same Wrongful Act or Interrelated Wrongful Acts shall be considered as one Claim which shall be deemed to have been first made on the earlier of:

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a.	the date on which the earliest such Claim was first made, or
b.
the first date valid notice was given by the Insureds to the Insurer under this Policy of any Wrongful Act or under any prior policy of any Wrongful Act or any fact, circumstance, situation, event or transaction which underlies any such Claim.

5.	To Whom Notices are Sent
The Insureds shall give written notice to the Insurer under this Policy as specified in Item 4. of the Declarations. If mailed, the date the Insurer receives such notice shall constitute the date such notice was given. Proof of mailing shall be sufficient proof of notice.
VI.	EXTENDED REPORTING-PERIOD
1.	Optional Extended Reporting Period

If the Named Insured or the Insurer decides not to renew this Policy, the Named Insured shall have the right to purchase, upon payment of an additional premium determined as described in Item 5.b. of the Declarations, an extension of this Policy for the period described in Item 5.a. of the Declarations, but only to the extent a Claim is first made or deemed to be first made during such period for Wrongful Acts committed before the earlier of the end of the Policy Period or the effective date of any Takeover.
This period shall be referred to as the Extended Reporting Period.
2.	Payment of Extended Reported Period Premium

As a condition precedent to the right to purchase the Extended Reporting Period, the total premium for this Policy must have been paid. The right to purchase the Extended Reporting Period shall end unless the Insurer receives written notice of the Named Insured's election to purchase the Extended Reporting Period and full payment of the premium for such period within 30 days after the end of the Policy Period.
3.	Non-Cancelable/Premium Fully Earned

If the Extended Reporting Period is purchased, it is non-cancelable, and the entire premium shall be deemed fully earned at its commencement without any obligation by the Insurer to return any portion thereof.

4.	No Separate Limit of Liability

There is no separate or additional Limit of Liability for the Extended Reporting Period.

VII.	CANCELLATION
1.	Insurer's Right to Cancel

The Insurer shall not cancel this Policy except for non-payment of any premium when due. The Insurer shall provide to the Named Insured written notice of such cancellation stating when, not less than fifteen (15) days thereafter, such cancellation shall be effective, except that non-payment of premium due at inception of this Policy will result in the Policy being canceled effective as of the inception date.
2.	Named Insured's Right to Cancel

The Insureds grant the exclusive authority to cancel this Policy to the Named Insured. The Named Insured may cancel this Policy by providing the Insurer written notice stating when thereafter such cancellation shall be effective. The mailing or delivery of such notice shall be sufficient. The unearned premium shall be computed in accordance with customary short rate provisions and premium adjustments may be made at the time cancellation is effected or as soon as practicable.

VIII.	TERRITORY

Coverage shall apply to Claims made and Wrongful Acts committed worldwide.

IX.	APPLICATION

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The Insureds represent and acknowledge that the statements contained in the Application and any materials submitted or required to be submitted therewith (all of which shall be maintained on file by the Insurer and be deemed attached to and incorporated into this Policy as if physically attached), are true and:
a.	are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy;
b.	shall be deemed material to the acceptance of this risk or the hazard assumed by the Insurer under this Policy.

This Policy is issued in reliance upon the truth of such representations.

In the event the statements, representations or information in the Application, including materials submitted or required to be submitted therewith, contain any misrepresentation or omission which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under this Policy:
a.
this Policy shall be void from inception as to the Insured Person who knew as of the effective date of this Policy the facts that were misrepresented or omitted, whether or not such person knew of such untruthful disclosure in the Application. For purposes of this paragraph, the knowledge of any Insured shall not be imputed to any Insured Person;

b.
this Policy shall be void from inception as to the Insured Entity if any past, present or future chair of the Board, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, In-House General Counsel (or equivalent position), or Chief Compliance Officer knew as of the effective date of the Policy the facts that were misrepresented or omitted, whether or not such person knew of such untruthful disclosure in the Application.

X.	OTHER INSURANCE
If any Loss resulting from any Claim is insured under any other insurance, this Policy shall apply only as excess over any other valid and collectible insurance unless such other insurance is written only as specific excess insurance over the Limit of Liability provided by this Policy. This Policy shall specifically be excess of any other valid and collectible insurance pursuant to which any other Insurer has a duty to defend a Claim for which this Policy may be obligated to pay Loss.
XI.	ESTATES, LEGAL REPRESENTATIVES AND SPOUSES
The estates, heirs, legal representatives, assigns, spouses and any Domestic Partner of Insured Persons shall be considered Insureds under this Policy; provided, however, coverage is afforded to such estates, heirs, legal representatives, assigns, spouses and Domestic Partners only for a Claim arising solely out of their status as such and, in the case of a spouse or Domestic Partner, where such Claim seeks damages from marital community property, jointly held property or property transferred from the Insured Person to the spouse or Domestic Partners. No coverage is provided for any act, error or omission of an estate, heir, legal representative, assign, spouse or Domestic Partner. All terms and conditions of this Policy, including without limitation the Retention, applicable to Loss incurred by the Insured Persons shall also apply to Loss incurred by such estates, heirs, legal representatives, assigns, spouses and Domestic Partners.
XII.	NO ACTION AGAINST INSURER
1.
No action shall be taken against the Insurer unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy nor until the amount of the Insureds' obligation to pay shall have been finally determined either by final and nonappealable judgment against the Insureds after trial or by written agreement of the Insureds, the claimant and the Insurer.

2.
No person or organization shall have any right under this Policy to join the Insurer as a party to any Claim against the Insureds to determine the Insureds' liability, nor shall the Insurer be impleaded by the Insureds or their legal representatives in any such Claim.

XIII.	ASSIGNMENT OF INTEREST
Assignment of interest under this Policy shall not bind the Insurer unless the Insurer's consent to such assignment is endorsed to this Policy.

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XIV.	COVERAGE FOR NEW SUBSIDIARIES AND FUNDS
1.
If, after the effective date of this Policy, the Insured Entity first has Management Control of any entity, then such entity and any subsidiaries, directors, officers, trustees, governors, employees, managers, members or general partners of such entity who otherwise would thereby become an Insured shall be covered under this Policy, subject to its terms and conditions, provided that if any of the gross annual fees, assets under management, or assets of such entity exceed fifteen percent (15%) of the gross annual fees, assets under management or assets, respectively, of the Insured Entity prior to such assumption of Management Control, then the Insurer, at its sole option upon submission of such information as the Insurer may require, and payment of any additional premium or amendment of the provisions of the Policy, may agree to provide coverage for such subsidiaries, directors, officers, trustees, governors, employees, managers, members or general partners.

2.
If, after the effective date of this Policy, the Named Insured creates or sponsors a new Fund, then such Fund and its directors, officers, trustees, governors, employees, managers, members or general partners of such Fund who otherwise would thereby become an Insured shall be covered under this Policy, subject to its terms and conditions, provided that:

a.
the consolidated assets under management of such new Fund do not exceed the percentage (as stated in Item 9 of the Declarations) of the consolidated assets of all Funds under management as stated in such Funds' most recent audited financial statements issued prior to the date of the creation or sponsorship of such new Fund; or

b.
other than as described in a. above, the Insurer, at its sole option upon submission of such information as the Insurer may require, and payment of any additional premium or amendment of the provisions of this Policy, agrees to provide coverage for such new Fund and its directors, officers, trustees, governors, employees, managers, members or general partners.

3.
There shall be no coverage under this Policy for any Wrongful Act by such entity or such Fund or by any persons or entities considered to be Insureds pursuant to Section XIV. 1 or 2 above, where such Wrongful Act occurred in whole or in part before the date the Insured Entity first has such Management Control, or the effective date of the creation or sponsorship of the Fund by the Insured Entity, or for any Wrongful Act occurring on or after such date which, together with any Wrongful Acts occurring before such date, would be considered Interrelated Wrongful Acts.

XV.	CHANGE OF STATUS OF INSUREDS
1.	Takeover

In the event of a Takeover, coverage under this Policy shall continue until this Policy is otherwise terminated, but only with respect to Claims for Wrongful Acts occurring before the effective date of the Takeover, unless (i) the Insurer is notified in writing of the Takeover prior to the Takeover effective date and agrees in writing to provide coverage for Wrongful Acts occurring on or after such effective date, and (ii) the Named Insured accepts any special terms, conditions, exclusions and pays any additional premium charge required by the Insurer. This Policy may not be canceled after the effective date of the Takeover and the entire premium for this Policy shall be deemed earned as of such effective date.
2.	Cessation of Subsidiary

If any organization ceases to be a Subsidiary, coverage under this Policy shall continue until this Policy is otherwise terminated, but only with respect to Claims for Wrongful Acts occurring before the effective date of such cessation, unless (i) the Insurer is notified in writing of such cessation prior to the effective date thereof and agrees in writing to provide coverage for Wrongful Acts occurring on or after such effective date, and (ii) the Named Insured accepts any special terms, conditions and exclusions and pays any additional premium charge required by the Insurer.
XVI.	ASSISTANCE AND COOPERATION

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Each Insured shall give the Insurer full cooperation and shall furnish the Insurer with copies of reports, investigations, pleadings, and all related papers, and such other information, assistance and cooperation as the Insurer may reasonably request. The Insureds shall do nothing which in any way increases the Insurer's exposure under this Policy or in any way prejudices the Insurer's potential or actual rights of recovery.
XVII.	SUBROGATION AND RECOVERY
To the extent it pays any Loss, the Insurer shall be subrogated to all the Insureds' rights of recovery therefor, including without limitation an Insured Person's right to indemnification or advancement from the Insured Entity. The Insureds shall execute all papers necessary to secure such rights, including executing any documents necessary to enable the Insurer effectively to bring suit in their name, and shall take no action which impairs the Insurer's rights of subrogation or recovery.
XVIII.	NOTICES TO THE NAMED INSURED
Any notices to the Named Insured under this Policy shall be provided to the Named Insured at the last known address and to its insurance agent or broker. If properly mailed to the Named Insured at such address, the date of mailing shall constitute the date such notice was given.
XIX.	CHANGES
Notice to or knowledge possessed by any agent or other person acting on behalf of the Insurer shall not effect a waiver or a change in any part of this Policy or stop the Insurer from asserting any right under the provisions of this Policy, nor shall the provisions be waived or changed except by written endorsement issued to form a part of this Policy.
XX.	COMPANY AUTHORIZATION
The Insureds agree that the Named Insured will act on behalf of the Insureds with respect to giving of all notice to the Insurer (except notices provided in Section V.1 or 2), the receipt of notices from the Insurer, the payment of the premiums, the receipt of any return premiums that may become due under this Policy, and the agreement to and acceptance of endorsements.
XXI.	ENTIRE AGREEMENT
The Insureds agree that this Policy, including the Application and any materials submitted or required to be submitted therewith, and any written endorsement attached, constitute the entire contract existing between them and the Insurer or any of its agents relating to this insurance.
XXII.	BANKRUPTCY
Bankruptcy or insolvency of any Insured Entity or any Insured Person shall not relieve the Insurer of any of its obligations hereunder.
Coverage provided under this Policy is intended to protect and benefit the Insured Persons. Further, if a liquidation or reorganization proceeding is commenced by the Named Insured and/or any other Insured Entity (whether voluntarily or involuntarily) under Title 11 of the United States Code (as amended), or any similar state, local or foreign law (collectively "Bankruptcy Law") then, in regard to a covered Claim under this Policy, the Insureds hereby:
1.	waive and release any automatic stay or injunction to the extent it may apply in such proceeding to the proceeds of this Policy under such Bankruptcy Law; and

2.
agree not to oppose or object to any efforts by the Insurer or any Insured to obtain relief from any stay or injunction applicable to the proceeds of this Policy as a result of the commencement of such liquidation or reorganization proceeding.

XXIII.	ALTERNATIVE DISPUTE RESOLUTION PROCESS

GSL2284XX (2-09)

All disputes or differences between the Insured or Insurer which may arise under or in connection with this policy, whether arising before or after termination of this policy, including any determination of the amount of Loss, shall be submitted to the alternative dispute resolution ("ADR") process set forth in this Section.
Either the Insurer or an Insured may elect the type of ADR process discussed below; provided, however, that such Insured shall have the right to reject the Insurer's choice of the type of ADR process at any time prior to its commencement, in which case such Insured's choice of ADR process shall control.
The Insurer and each and every Insured agrees that there shall be two choices of ADR process:
1.
non-binding mediation administered by the American Arbitration Association, in which the Insurer and any such Insured shall try in good faith to settle the dispute by mediation under or in accordance with its then- prevailing Commercial Mediation Rules; or

2.
arbitration submitted to the American Arbitration Association in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall consist of three disinterested individuals.

In either mediation or arbitration, the mediator or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. The mediator or arbitrators shall also give due consideration to the general principles of the law of the state where the Named Insured is incorporated in the construction or interpretation of the provisions of this policy. In the event of arbitration, the decision of the arbitrators shall be final and binding and provided to both parties, and the arbitrators' award shall not include attorney's fees or other costs. In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least 60 days shall have elapsed from the date of the termination of the mediation. In all events, each party shall share equally the expenses of the ADR process.
Either choice of ADR process may be commenced in New York or Illinois or in the state indicated in the Declarations as the mailing address for the Named Insured.
XXIV.	ORDER OF PAYMENTS
If the amount of any covered Loss which is otherwise due and owing by the Insurer under any Coverage Part of this Policy exceeds the then-remaining Limit of Liability of the Coverage Part and/or this Policy, the Insurer shall pay such Loss (subject to such Limit of Liability) in the following priority:
1.	first, the Insurer shall pay Loss for which coverage is provided under the Management Liability (Individual) Insuring Agreement of any Coverage Part of this Policy; then

2.
only after payment of Loss has been made pursuant to 1. above, with respect to whatever remaining amount of the Limit of Liability is available after such payment, at the written request of the Chief Executive Officer of the Named Insured, the Insurer shall either pay or withhold payment of such other Loss for which coverage is provided under any other Insuring Agreements of any Coverage Part of this Policy.

In the event the Insurer withholds payment pursuant to 2. above, then the Insurer shall at such time and in such manner as shall be set forth in written instructions from the Chief Executive Officer of the Named Insured remit such payment to an Insured Entity or directly to or on behalf of an Insured Person. The Insurer's liability with respect to any such delayed Loss payment shall not be increased, and shall not include any interest, on account of such delay.
The bankruptcy or insolvency of any Insured Entity or any Insured Person shall not relieve the Insurer of any of its obligations to prioritize payment of covered Loss under this Policy pursuant to this Section.
XXV.	HEADINGS
The descriptions in the headings of this Policy are solely for convenience, and form no part of the terms and conditions of coverage.

GSL2284XX (2-09)

XXVI.	VALUATIONS
All premiums, limits, retentions, Loss and other amounts under this Policy are expressed and payable in United States of America currency. If any judgment, settlement or any part of Loss is expressed or calculated in any other currency, payment of such Loss due under this Policy will be made in the currency of the United States of America, at the rate of exchange published in The Wall Street Journal on the date the Insurer's obligation to pay such Loss is established, or, if not published on that date, on the date of next publication.
IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations.

INVESTMENT MANAGEMENT LIABILITY SOLUTIONS
MUTUAL FUND MANAGEMENT AND PROFESSIONAL LIABILITY COVERAGE PART
I.	INSURING AGREEMENTS
1.	Mutual Fund Management and Professional Liability

The Insurer shall pay on behalf of the Mutual Fund Insureds that Loss resulting from any Claim first made against the Mutual Fund Insureds during the Policy Period or Extended Reporting Period, if applicable, for a Wrongful Act,
2.	Service Provider Professional Liability

The Insurer shall pay on behalf of the Service Provider Insureds that Loss resulting from any Claim first made against the Service Provider Insureds during the Policy Period or Extended Reporting Period, if applicable, for a Wrongful Act.
II.	DEFINITIONS
Independent Director means any director of a Mutual Fund who is not an "Interested Person" of such Mutual Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940.
Insured Entity means the Mutual Fund and the Service Provider.
Insured Person means:
1.	any Executive or Employee of a Mutual Fund; or
2.	any natural person who is a past, present or future employee of a Service Provider.

Investment Banking Services means any advice or service relating to or in connection with any aspect of corporate mergers, acquisitions, securities offerings, restructuring, divestitures or investment banking, other than advice or services with respect to shares issued by a Mutual Fund, or other restructuring of a Mutual Fund or the voting of shares held in portfolios of a Mutual Fund.
Mutual Fund Insureds means any Mutual Fund and its Insured Persons.
Professional Services:
1.
with respect to Mutual Fund Insureds, means giving financial, economic or investment advice regarding investments in securities to a customer or client by Mutual Fund Insureds on behalf of a Mutual Fund, including investment management services, pursuant to a written contract defining the consideration for and the scope of such advise or services.

2.	with respect to Service Provider Insureds, has the meaning set forth in the Schedule of Service Provider Endorsement.

However, Professional Services shall not include any Investment Banking Services.

Service Provider Insureds means the Service Provider and its Insured Persons.

Takeover as defined in the General Terms and Conditions Section II shall be amended for purposes of this Coverage Part to mean the acquisition or change of control of the sponsorship of the Mutual Fund by another entity or person or group of entities and/or persons acting in concert.
Wrongful Act means any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty committed or attempted by:
1.	any Insured Person of a Mutual Fund in his or her capacity as such or any matter claimed against such Insured Person solely by reason of his or her status as such;
2.	a Mutual Fund in its capacity as such; or

GSL2288XX (2-09)

3.	any Service Provider Insured in the insured capacity and in the rendering of Professional Services as detailed in the Schedule of Service Provider Endorsement
4.	any Mutual Fund Insured in the rendering of Professional Services.

III.	EXCLUSIONS
The Insurer shall not be liable to pay that part of Loss under this Policy in connection with any Claim made against the Insured:
1.	Bodily Injury/Property Damage

for any actual or alleged bodily injury (including death), sickness, disease, emotional distress, mental anguish, libel, slander or defamation of any person, or damage to or destruction of any tangible property including loss of use except that this exclusion shall not apply to:
a.	emotional distress or mental anguish solely arising out of the rendering of professional services; or
b.	damage to, destruction of, loss of, or loss of use of, client records in the possession of the Insured; or
c.	allegations of emotional distress, mental anguish, libel, slander or defamation by a claimant in an Employment Practices Claim;

2.	ERISA or any Similar Act

for any actual or alleged violation of the responsibilities, obligations or duties imposed upon fiduciaries by ERISA or any Similar Act in connection with the Insured Entity's pension, employee benefit or welfare plans;
3.	Prior Notice

based upon or arising out of:
a.
any Wrongful Act or any matter, fact, circumstance, situation, transaction, or event notice of which was given by an Insured under any policy of which this Policy is a direct or indirect renewal or replacement; or

b.	any other Wrongful Act whenever occurring, which, together with a Wrongful Act described in a. above, would constitute Interrelated Wrongful Acts;

4.	Prior or Pending

based upon or arising out of or constituting any civil, criminal, administrative or regulatory proceeding, investigation or arbitration against any of the Insureds which was pending on or prior to the Prior or Pending Date set forth in Item 8. of the Declarations or the same or essentially the same fact, circumstance, situation, transaction or event underlying or alleged in such proceeding, investigation or arbitration;
5.	Pollution

based upon or arising out of: any nuclear reaction, radiation or contamination, or any actual, alleged or threatened discharge, release, escape, or disposal of, or exposure to, Pollutants; any request, direction or order that any of the Insureds test for, monitor, clean up, remove, contain, treat, detoxify, neutralize or in any way respond to or assess the effect of Pollutants or nuclear reaction, radiation or contamination, or any voluntary decision to do so; or any actual or alleged property damage, or bodily injury, sickness, disease or death of any person, or financial loss to the Insured Entity, its security holders, or its creditors resulting from any of the aforementioned matters;
6.	Illegal Profits/Deliberate Acts

GSL2288XX (2-09)

based upon or arising out of:
a.
the gaining of any profit, remuneration or advantage to which the Insured was not legally entitled if a judgment, ruling or other finding of fact in any proceeding adverse to the Insured establishes the Insured was not legally entitled to such profit or advantage; or

b.	the committing of any deliberate fraudulent or deliberate criminal act by the Insured if a judgment, ruling or other finding of fact in any proceeding establishes that such act was committed.

For purposes of determining the applicability of Exclusion 6:
a.	the facts pertaining to and knowledge possessed by any Insured Person shall not be imputed to any other Insured Person; and
b.
only facts pertaining to and knowledge possessed by any past, present or future chair of the Board or Directors, president, chief executive officer, chief financial officer, chief operating officer or general counsel (or equivalent position) of an Insured Entity shall be imputed to the Insured Entities;

7.	Wrongful Acts of Insureds Serving in other Entities
for any Wrongful Act by any Insured while serving in the capacity, or solely by reason of their status, as a director, officer, trustee, governor, manager, member, partner, employee or similar position in any entity, other than an Insured Entity;
8.	Breach of Contract
based upon or arising out of:
a.	an Insured's alleged liability under any oral or written contract or agreement, including but not limited to express warranties or guarantees;; or
b.	the liability of others an Insured assumes under any oral or written contract or agreement.
However, this exclusion shall not apply to:
i.	an Insured's liability that exists in the absence of such contract or agreement;
ii.
to any Claim against an Insured by a client or customer of the Insured, if and to the extent that the Claim alleges a breach of contractual obligations in the rendering of or failure to render Professional Services.

9.	Security Broker or Dealer
for liability involving the activities of any Insured as a "broker" or "dealer" in securities, as defined in Sections 3(a)(4) and 3(a)(5), respectively, of the Securities Exchange Act of 1934; provided however, this exclusion shall not apply to the distribution, underwriting or resale of securities purchased directly from the Mutual Fund by a distributor for resale to any broker or dealer;
10.	Unregistered Securities
asserting liability under any federal or state securities laws arising from the selling of the securities of any mutual fund in a particular jurisdiction without registering or in excess of the number registered for sale in such jurisdiction; provided, however, this exclusion shall not be applicable to the difference between the net asset value at which the securities of any such mutual fund were sold and the net asset value of such securities at the time of their repurchase;
11.	REIT
based upon, directly or indirectly arising out of or in any way involving the forming, syndicating, operating, administering, or rolling up of a real estate investment trust;

GSL2288XX (2-09)

12.	Claims By Insureds or Investment Adviser
by or on behalf of:
a.	any Insured Persons in any capacity; or
b.	the Insured Entity; or
c.	any Investment Adviser; or
d.
any security holder, member or partner of an Insured Entity or Investment Adviser, whether directly or derivatively, unless such security holder's, member's or partner's Claim is brought and maintained solely by persons acting totally independent of and totally without the solicitation, assistance, participation or intervention of the Insured Entity, Investment Adviser or any Insured Person;

provided, however, that this Exclusion shall not apply to:

i.
any Claim by an Employee of the Mutual Fund that constitutes an Employment Practices Claim or is brought solely in his or her capacity as a customer or client of the Mutual Fund which is brought and maintained totally independent of and totally without the solicitation, assistance, participation or intervention of the Mutual Fund or any Executive of the Mutual Fund;

ii.
any Claim that is in the form of a cross-claim, third party claim or otherwise for contribution or indemnity which is part of and results directly from a Claim which is not otherwise excluded under this Policy;

iii.
any Claim brought or maintained by or on behalf of a bankruptcy or insolvency trustee, examiner, liquidator, receiver or rehabilitator for an Insured Entity, or any assignee of such trustee, examiner, liquidator, receiver or rehabilitator; or

iv.
any Claim brought by any past Executive of a Mutual Fund who has not served as a duly elected or appointed director, officer, trustee, governor, management committee member, member of the board of managers, general partner, partnership manager, trust manager, In- House General Counsel, Chief Compliance Officer or Risk Manager (or equivalent position) of or consultant for a Mutual Fund for at least four (4) years prior to such Claim being first made; or

v.	the extent that such Claim is made against an:
1.	Independent Director; or
2.	Independent Director and a Mutual Fund, but only to the extent that and for as long as such Independent Director remains a codefendant in such Claim, provided that such Claim is brought and maintained totally independent of and totally without the solicitation, assistance, participation or intervention of any Independent Director or Mutual Fund against whom such Claim is made.

GSL2288XX (2-09)

POLICYHOLDER NOTICE
Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements.
Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit aj] United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven't already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance.
For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you.
Our records indicate that you have insurance coverage coming up for renewal with us. The purpose of this letter is to advise you that your renewal policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States.

We're sure you share our commitment to compliance and thank you for your cooperation.

Your policy language reads as follows:

ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:
1.
Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.
Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 161801731
ISSUED TO: California Investment Trust

G-145125-A (ED. 08/03)

4.
Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.
Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.
As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 1
POLICY NUMBER: 161801731
ISSUED TO: California Investment Trust
EFFECTIVE DATE OF ENDORSEMENT:
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative ____________________________________________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145125-A (ED. 08/03)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CONDITION
The following condition is added to the Policy: ECONOMIC AND TRADE SANCTIONS CONDITION
In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:
1.
Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.
Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.
Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.
Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.
As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

ENDORSEMENT NUMBER: 2
POLICY NUMBER: 161801731
ISSUED TO: California Investment Trust
EFFECTIVE DATE OF ENDORSEMENT:
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.
By Authorized Representative ____________________________________________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)

SPECIFIC ENTITY EXCLUSION
In consideration of the premium paid for this Policy, it is agreed that the Investment Adviser Professional Liability Coverage Part, Section III. EXCLUSIONS, is amended to add the following new Exclusion:
•	Claims by Specific Entity
by or on behalf of, or for the benefit of California Investment Trust II
All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
By Authorized Representative ____________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL8779XX (9-07)	Policy No: 161801731
Page 1	Endorsement No: 3
Columbia Casualty Company	Effective Date:
Insured Name: California Investment Trust

Market Timing, Late Trading and Excessive Fees (including failure to disclose fee discounts) Exclusion Endorsement

In consideration of the premium paid for this Policy, it is agreed that the following exclusions are added to the Policy and are applicable to all Insuring Agreements and included Coverage Parts of the Policy;
•
based upon, directly or indirectly arising out of, or in any way involving any actual or alleged excessive or undisclosed or unwarranted fees, charges, payments, expenses or commissions of any kind, or any actual or alleged failure to disclose or apply fee discounts when available.

•	based upon, directly or indirectly arising out of, or in any way involving any actual or alleged:
a.	late trading of the shares of any investment company or any variable annuity; or
b.	market timing of shares of any investment company or any variable annuity; or
c.	nondisclosure or misleading or otherwise inadequate disclosure, in a registered statement, of any late trading or market timing of investment company or variable annuity shares.

All other terms and conditions of the Policy remain unchanged.

 This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
By Authorized Representative ____________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL2145 (12-04)	Policy No: 161801731
Page 1	Endorsement No: 4
Columbia Casualty Company	Effective Date:
Insured Name: California Investment Trust

Schedule of Mutual Funds
In consideration of the premium charged, it is agreed that the following are Mutual Funds insured under the Mutual Fund Management and Professional Liability Coverage Part:
California Tax Free Income
California Insured Intermediate Fund
California Tax Free Money Market Fund
U.S. Government Securities Fund
The United States Treasury Trust
S & P 500 Index Fund
S & P Mid Cap Index Fund
S & P Small Cap Index Fund
Equity Income Fund
Nasdaq-100 Index Fund
European Growth & Income Fund
Short-Term U.S. Government Bond Fund
Shelton Greater China Fund
All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
By Authorized Representative ____________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL2294XX (2-06)	Policy No: 161801731
Page 1	Endorsement No: 5
Columbia Casualty Company	Effective Date:
Insured Name: California Investment Trust

NON-AGGREGATING LIMITS OF LIABILITY
In consideration of the premium paid for this Policy, it is agreed that the General Terms and Conditions are amended by adding the following conditions to Section III, LIMIT OF LIABILITY/RETENTION/PRESUMPTIVE INDEMNIFICATION:
•
If any Claim is covered under this Policy and also under another policy or other policies issued by the Insurer or by any past or present insurance company affiliate of the Insurer to any of the Insureds:

a.
The Insurer shall not be liable to make any payment for Loss under this Policy for any amount which exceeds the proportion of the total Loss that the applicable Limit of Liability of this Policy bears to the total applicable Limits of Liability of all such policies;

b.
The Insurer shall be liable only for the Limit of Liability amount set forth in the single applicable policy covering the Claim with the greatest Limit of Liability. Such amount shall satisfy the Insurer's obligations under all of such policies.

•	This endorsement does not increase the Limit of Liability under this Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
By Authorized Representative ____________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL11101XX (5-09)	Policy No: 161801731
Page 1	Endorsement No: 6
Columbia Casualty Company	Effective Date:
Insured Name: California Investment Trust

Non-Rescindability for Non-Indemnifiable Loss
In consideration for the premium paid for this Policy, it is agreed that the General Terms and Conditions to add a new Section as follows:
Notwithstanding anything to the contrary in this Policy, and solely to the extent there is Non-Indemnifiable Loss, the Insurer may not rescind the Policy with respect to any Insured Person for any reason
All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
By Authorized Representative ____________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL2392XX (6-07)	Policy No: 161801731
Page 1	Endorsement No: 7
Columbia Casualty Company	Effective Date:
Insured Name: California Investment Trust

AMEND ILLEGAL PROFITS FRAUDULENT ACTS EXCLUSION
In consideration of the premium paid, it is agreed that Mutual Fund Management and Professional Liability Coverage Part, Section III. EXCLUSIONS, Exclusion 6. titled "Illegal Profits/Deliberate Acts", is deleted in its entirety and replaced with the following:

6.	Illegal Profits/Deliberate Acts based upon or arising out of:

a.
the gaining of any profit, remuneration or advantage to which the Insured was not legally entitled as determined by a final adjudication in the underlying action or in a separate action or proceeding; or

b.	the committing of any deliberate fraudulent or deliberate criminal act by the Insured as determined by a final adjudication in the underlying action or in a separate action or proceeding.

For the purpose of determining applicability of Exclusions 6:
i.	the facts pertaining to and knowledge possessed by any Insured Person shall not be imputed to any other Insured Person; and
ii.
only facts pertaining to and knowledge possessed by any past, present or future chair of the Board or Directors, president, chief executive officer, chief financial officer, chief operating officer or general counsel (or equivalent position) of an Insured Entity shall be imputed to the Insured Entity.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
By Authorized Representative ____________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL11635XX (11-08)	Policy No: 161801731
Page 1	Endorsement No: 8
Columbia Casualty Company	Effective Date:
Insured Name: California Investment Trust

SERVICE OF SUIT

Wherever used in this endorsement Named Insured means the first person or entity named on the declarations page. In consideration of the premium paid for this Policy, it is agreed that the following provision is added to the Policy:

SERVICE OF SUIT

In the event the Insurer fails to pay an amount claimed to be due hereunder, the Insurer, at the request of the Named Insured, will submit to the jurisdiction of any court of competent jurisdiction within the United States and will comply with all requirements necessary to give such court jurisdiction. Nothing herein constitutes or should be understood to constitute a waiver of the Insurer's rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to United States District Court, or to seek a transfer of an action to another court as permitted by law.
Service of process in such suit shall be made upon

General Counsel
Columbia Casualty Company
333 S. Wabash Ave.
Chicago, IL 60604

and in any suit instituted against such person upon this policy, the Insurer will abide by the final decision of such court or of any appellate court in the event of an appeal.
The General Counsel is authorized and directed to accept service of process on behalf of the Insurer in any such suit and, upon the request of the Named Insured, to give a written undertaking to the Named Insured that he will enter a general appearance upon the Insurer's behalf in the event such suit shall be instituted.
Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefore, the Insurer hereby designates the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Named Insured or any beneficiary hereunder arising out of this contract of insurance, and hereby designates the above-named as the person to whom the said officer is authorized to mail such process or true copy thereof.

All other terms and conditions of the Policy remain unchanged.

 This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.
By Authorized Representative ____________________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL4019XX (8-06)	Policy No: 161801731
Page 1	Endorsement No: 9
Columbia Casualty Company	Effective Date:
Insured Name: California Investment Trust

NOTICE:
1.   THE INSURANCE POLICY THAT YOU HAVE PURCHASED IS BEING ISSUED BY AN INSURER THAT IS NOT LICENSED BY THE STATE OF CALIFORNIA. THESE COMPANIES ARE CALLED "NONADMITTED" OR "SURPLUS LINE" INSURERS.

2.   THE INSURER IS NOT SUBJECT TO THE FINANCIAL SOLVENCY REGULATION AND ENFORCEMENT THAT APPLY TO CALIFORNIA LICENSED INSURERS.

3.   THE INSURER DOES NOT PARTICIPATE IN ANY OF THE INSURANCE GUARANTEE FUNDS CREATED BY CALIFORNIA LAW. THEREFORE, THESE FUNDS WILL NOT PAY YOUR CLAIMS OR PROTECT YOUR ASSETS IF THE INSURER BECOMES INSOLVENT AND IS UNABLE TO MAKE PAYMENTS AS PROMISED.

4.   THE INSURER SHOULD BE LICENSED EITHER AS A FOREIGN INSURER IN ANOTHER STATE IN THE UNITED STATES OR AS A NON-UNITED STATES (ALIEN) INSURER. YOU SHOULD ASK QUESTIONS OF YOUR INSURANCE AGENT, BROKER, OR "SURPLUS LINE" BROKER OR CONTACT THE CALIFORNIA DEPARTMENT OF INSURANCE AT THE FOLLOWING TOLL-FREE TELEPHONE NUMBER: 1-800-927-4357. ASK WHETHER OR NOT THE INSURER IS LICENSED AS A FOREIGN OR NON-UNITED STATES (ALIEN) INSURER AND FOR ADDITIONAL INFORMATION ABOUT THE INSURER. YOU MAY ALSO CONTACT THE NAIC'S INTERNET WEB SITE AT WWW.NAIC.ORG.

5.   FOREIGN INSURERS SHOULD BE LICENSED BY A STATE IN THE UNITED STATES AND YOU MAY CONTACT THAT STATE'S DEPARTMENT OF INSURANCE TO OBTAIN MORE INFORMATION ABOUT THAT INSURER.

6.   FOR NON-UNITED STATES (ALIEN) INSURERS, THE INSURER SHOULD BE LICENSED BY A COUNTRY OUTSIDE OF THE UNITED STATES AND SHOULD BE ON THE NAIC'S INTERNATIONAL INSURERS DEPARTMENT (IID) LISTING OF

APPROVED NONADMITTED NON-UNITED STATES INSURERS. ASK YOUR AGENT, BROKER, OR "SURPLUS LINE" BROKER TO OBTAIN MORE INFORMATION ABOUT THAT INSURER.
7.   CALIFORNIA MAINTAINS A LIST OF APPROVED SURPLUS LINE INSURERS. ASK YOUR AGENT OR BROKER IF THE INSURER IS ON THAT LIST, OR VIEW THAT LIST AT THE INTERNET WEB SITE OF THE CALIFORNIA DEPARTMENT OF INSURANCE: WWW.INSURANCE.CA.GOV.

8.   IF YOU, AS THE APPLICANT, REQUIRED THAT THE INSURANCE POLICY YOU HAVE PURCHASED BE BOUND IMMEDIATELY, EITHER BECAUSE EXISTING COVERAGE WAS GOING TO LAPSE WITHIN TWO BUSINESS DAYS OR BECAUSE YOU WERE REQUIRED TO HAVE COVERAGE WITHIN TWO BUSINESS DAYS, AND YOU DID NOT RECEIVE THIS DISCLOSURE FORM AND A REQUEST FOR YOUR SIGNATURE UNTIL AFTER COVERAGE BECAME EFFECTIVE, YOU HAVE THE RIGHT TO CANCEL THIS POLICY WITHIN FIVE DAYS OF RECEIVING THIS DISCLOSURE. IF YOU CANCEL COVERAGE, THE PREMIUM WILL BE PRORATED AND ANY BROKER'S FEE CHARGED FOR THIS INSURANCE WILL BE RETURNED TO YOU.

D-2 (Effective July 21, 2011)

The following resolution was approved by the Boards of Trustees in the meeting held November 10, 2011 approving the form, substance and premium of the Joint Fidelity Bond with CNA for California Investment Trust and Shelton Greater China Fund.  The resolution has been excerpted from the minutes of the November 10, 2011 meeting.

Mr. Rogers then reported the entry into a Joint Insured Agreement between California Investment Trust and the Greater China Fund.  Upon a motion duly made, seconded and unanimously carried, it was:

Resolved WHEREAS, that the Board of Trustees of the Trust determined that it is in the  best interest of the Trust to continue coverage under an Investment Company Blanket bond in the amount of $1,000,000 (the “Fidelity Bond”) from CNA, covering those Officers and Employees of the Trust as defined under the Fidelity Bond (“Covered Employees and Officers”), with respect to activities relating to the Funds;

WHEREAS, that the Board of Trustees of the Trust has determined that the amount of the Fidelity Bond is at least equal to the sum of the total amount of coverage which the Trust would have been required to provide and maintain individually pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) had the Trust not been named under the Fidelity Bond, plus the amount of the bond which CCM Partners would have been required to provide and maintain pursuant to federal statutes or regulations had it not been named under the Fidelity Bond;

WHEREAS, that the Board of Trustees of the Trust has given consideration to the relative desirability of such joint coverage in view of the number of parties to be insured, the access each Covered Employee and Officer of the Trust may ;have to the assets of the Trust, the type and terms of custody arrangements, the nature of the jointly bounded parties realistically might exhaust the entire amount of the Fidelity Bond, the amount of the premium for the Fidelity Bond the ratable allocation of the premium among all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and

WHEREAS, that portion of the Fidelity Bond premium payable by the Trust for each fund shall continue to be based upon the relative net assets of each Fund;

Now, Therefore, it is Resolved, that the actions by the officers of the Trust to maintain the Trust’s fidelity bond coverage in accordance with the requirements of Rule 17g-1 through a Fidelity Bond in the amount of $1,000,000 be, and hereby are, approved;

Further Resolved, that the form of Fidelity  Bond, including the terms and conditions thereof, is hereby approved and adopted as consistent with the requirements of Rule 17g-1;

Further Resolved, that the officers of the Trust are hereby authorized and directed to increase the Trust’s fidelity bond coverage between meetings of the Board of Trustees to comply with the approval of the Trustees;

Further Resolved, that Stephen C. Rogers and each other officer for the Trust are hereby authorized, empowered and directed to make such filings with the SEC and give such notices as may be required pursuant to Rule 17g-1 under the 1940 Act; and

Further Resolved, that the premium of the Fidelity Bond to be paid by the Trust is determined to be fair and reasonable to the Trust.